# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KODIAK AI, INC., CIK 0001853138
CUSIP: 500081104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088497

## Reporting persons
- SIP Global Tech Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,990,929; sole dispositive power 0; shared dispositive power 2,990,929; aggregate amount beneficially owned 2,990,929 (1.7% of the class)
- SIP Global Tech Fund I, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,990,929; sole dispositive power 0; shared dispositive power 2,990,929; aggregate amount beneficially owned 2,990,929 (1.7% of the class)
- SIP Global Tech Opportunity LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,454,910; sole dispositive power 0; shared dispositive power 1,454,910; aggregate amount beneficially owned 1,454,910 (0.8% of the class)
- SIP Global Tech Opportunity 3 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,117,486; sole dispositive power 0; shared dispositive power 1,117,486; aggregate amount beneficially owned 1,117,486 (0.6% of the class)
- SIP Global Tech Opportunity 4 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,979,874; sole dispositive power 0; shared dispositive power 6,979,874; aggregate amount beneficially owned 6,979,874 (4% of the class)
- SIP Global Opportunity Manager LLC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,552,270; sole dispositive power 0; shared dispositive power 9,552,270; aggregate amount beneficially owned 9,552,270 (5.5% of the class)
- Shigeki Saitoh: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,543,199; sole dispositive power 0; shared dispositive power 12,543,199; aggregate amount beneficially owned 12,543,199 (7.2% of the class)
- Matthew Salloway: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,552,270; sole dispositive power 0; shared dispositive power 9,552,270; aggregate amount beneficially owned 9,552,270 (5.5% of the class)
- Jeffrey Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,990,929; sole dispositive power 0; shared dispositive power 2,990,929; aggregate amount beneficially owned 2,990,929 (1.7% of the class)
- Justin Turkat: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,543,199; sole dispositive power 0; shared dispositive power 12,543,199; aggregate amount beneficially owned 12,543,199 (7.2% of the class)

## Item 1. Issuer
Name of issuer: KODIAK AI, INC.
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, CA, 94043.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

SIP Global Tech Fund I, L.P. ("SIP GTF I")
SIP Global Tech Fund I, Inc. ("SIP GTF I GP")
SIP Global Tech Opportunity LLC ("SIP GTO")
SIP Global Tech Opportunity 3 LLC ("SIP GTO 3")
SIP Global Tech Opportunity 4 LLC ("SIP GTO 4")
SIP Global Opportunity Manager LLC ("SIP GO Mgr")
Shigeki Saitoh ("Saitoh")
Matthew Salloway ("Salloway")
Jeffrey Smith ("Smith")
Justin Turkat ("Turkat")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
SIP GTF I and SIP GTF I GP

C/O Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Dr., P.O. Box 2681
George Town, Grand Cayman KY1-1111 Cayman Islands

SIP GTO, SIP GTO 3, SIP GTO 4, SIP GO Mgr, Saitoh, Salloway, Smith and Turkat

16192 Coastal Hwy
Lewes, DE 19958
Citizenship:
SIP GTF I Cayman Islands
SIP GTF I GP Cayman Islands
SIP GTO Delaware
SIP GTO 3 Delaware
SIP GTO 4 Delaware
SIP GO Mgr Delaware
Saitoh Japan
Salloway United States
Smith United States
Turkat United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,990,929 shares of the Issuer's common stock directly held by SIP GTF I; (ii) 1,454,910 shares of the Issuer's common stock directly held by SIP GTO; (iii) 1,117,486 shares of the Issuer's common stock directly held by SIP GTO 3; and (iv) 6,979,874 shares of the Issuer's common stock directly held by SIP GTO 4.

SIP GTF I GP is the general partner of SIP GTF I and Smith, Turkat, and Saitoh are directors of SIP GTF I GP. Each of SIP GTF I GP, Smith, Turkat and Saitoh may be deemed to share voting and dispositive power with respect to the shares held by SIP GTF I.

SIP GO Mgr is the manager of each of SIP GTO, SIP GTO 3 and SIP GTO 4. Salloway, Turkat and Saitoh are managing members of SIP GO Mgr. Each of SIP GO Mgr, Salloway, Turkat and Saitoh may be deemed to share voting and dispositive power with respect to the shares held by each of SIP GTO, SIP GTO 3 and SIP GTO 4.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon upon 174,957,392 shares of common stock outstanding as of September 24, 2025, as reported by the Issuer to the Reporting Persons.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- SIP Global Tech Fund I, L.P.: /s/ Jeffrey Smith, By SIP Global Tech Fund I, Inc., its General Partner, By Jeffrey Smith, Director (09/30/2025)
- SIP Global Tech Fund I, Inc.: /s/ Jeffrey Smith, By Jeffrey Smith, Director (09/30/2025)
- SIP Global Tech Opportunity LLC: /s/ Matthew Salloway, By SIP Global Opportunity Manager LLC., its Manager, By Matthew Salloway, Managing Member (09/30/2025)
- SIP Global Tech Opportunity 3 LLC: /s/ Matthew Salloway, By SIP Global Opportunity Manager LLC., its Manager, By Matthew Salloway, Managing Member (09/30/2025)
- SIP Global Tech Opportunity 4 LLC: /s/ Matthew Salloway, By SIP Global Opportunity Manager LLC., its Manager, By Matthew Salloway, Managing Member (09/30/2025)
- SIP Global Opportunity Manager LLC.: /s/ Matthew Salloway, By Matthew Salloway, Managing Member (09/30/2025)
- Shigeki Saitoh: /s/ Shigeki Saitoh, Shigeki Saitoh (09/30/2025)
- Matthew Salloway: /s/ Matthew Salloway, Matthew Salloway (09/30/2025)
- Jeffrey Smith: /s/ Jeffrey Smith, Jeffrey Smith (09/30/2025)
- Justin Turkat: /s/ Justin Turkat, Justin Turkat (09/30/2025)